SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated August 25, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, ~~333-109722~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 25, 2004.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: August 25, 2004
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2004-5)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63304
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

(Former name, former address and former fiscal year, if changed since last report.)

Item 8.01. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2004-5

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Credit Suisse First Boston LLC that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: /s/ Howard Darmstadter
Howard Darmstadter
Assistant Secretary

Dated: August 25, 2004

EXHIBIT INDEX

Exhibit No.		Page No.
I	Computational Materials/Structural Term Sheets prepared by Credit Suisse First Boston LLC	5

CREDIT SUISSE | FIRST BOSTON

CMSI 04-5 Comp 5

Group 3
Pay rules

1. Concurrently :
   a. 50% as follows:
      i. Pay pro-rata to the 3PT1, 3PT2 and 3PT3 until retired.
   b. 50% pay to the 3PT4 until retired.

Notes

- **Collateral** – 15 Yr Jumbo A
- **Pxing Speed = 275 PSA.**
- **Pac:** None
- **NAS bonds** = None
- **Floaters**: None
- **Inverse**: None
- **IO Bonds** – None
- **PO Bonds** – None
- **PAC Bonds** – None
- **TAC Bonds** – None
- **Z Bonds** – None
- **Collateral Assumptions:**
  - **Gross Coupon:** 5.42
  - **Net Coupon:** 5.00
  - **Cut-Off balance:** 178,753,831
  - **Original balance:** 178,753,831
  - **Wam:** 178
  - **Age 2**

- **Settlement** = 08/31

CMSI 04-5 Group 3 (15yr Jumbo A - 5.00/5.42) - Summary

Deal Summary Report

CMSI 04-5 Group 3 (15yr Jumbo A - 5.00/5.42)

			Assumptions
Settlement	31-Aug-2004	Prepay	275 PSA
1st Pay Date	25-Sep-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral

Balance	WAC	WAM	Age	WAL	Dur
$178,753,831.00	5.42	178	2	4.63	3.85

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
3PT1		29,166,666.00	5	09/04 - 06/19	4.57									01-Aug-04	FIX
3PT2		29,166,666.00	5.25	09/04 - 06/19	4.57									01-Aug-04	FIX
3PT3		29,166,668.00	4.75	09/04 - 06/19	4.57									01-Aug-04	FIX
3PT4		87,500,000.00	5	09/04 - 06/19	4.57									01-Aug-04	FIX
SUBORD		3,753,830.99	5	09/04 - 06/19	7.35									01-Aug-04	FIX

00006

GPAB Mtgc **YTA**

CMSI 2004-5 2PT1 5% LEGAL MTY [illegible]

[illegible] CUSIP: [illegible]

5.42001178 [illegible]

ASSUMED	8/31/04: 23,166,666	next pay 9/25/04	monthly
collateral	8/25/04: 23,166,666	rcd date 8/31/04	(24) Delay
-NO History-	factor 1.0000000000	accrual 8/1/04- 8/31/04	

YIELD TABLE

Vary PRICE	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
[illegible]	4.986	4.972	4.965	4.958	4.928	4.892	4.850
AvgLife	6.50	5.29	4.79	4.37	3.29	2.40	1.95
Mod Dur	5.21	4.32	3.97	3.67	2.80	2.17	1.79
DateWindow	9/04- 8/25/12	9/04- 8/25/12	9/04- 8/25/12	9/04- 8/25/12	9/04- 8/25/12	9/04- 8/25/12	9/04- 4/25/10
Spread	+125/AL	+140/AL	+156/AL	+168/AL	+200/AL	+[illegible]/AL	+[illegible]/AL

NON-CALLABLE

Preliminary cash flows based upon dealer representations PRO SUP UNAVAILABLE

Treasury Curve [illegible] override: 3mo 6mo 2Yr 3Yr 5Yr 10Yr 30Yr — 1.51 1.79 2.47 2.86 3.46 4.25 5.08

Format# 1-YT 3y 99-[illegible] 5y 100-[illegible]

CREDIT SUISSE | FIRST BOSTON

CMSI 04-5 Comp 4

Group 2
Pay rules

1. Concurrently :
   a. 7.02885309090909% as follows:
      i. Pay to the NAS priority amount to the 2A4 until retired.
      ii. Pay to the 9S2 and the 2A2 in that order until retired.
      iii. Pay to the 2A4 until retired.
   b. 92.9711469090909% to the AAA until retired.

Notes

- **Collateral –** 15 Yr Jumbo A
- **Pxing Speed = 250 PSA**
- **Pac: None**
- **NAS bonds =**

2A4 : Nas % = 2A4 Balance/Total Non-PO Balance
Shift% = Standard Shift
Apply Shift to Prepays, Receives scheduled principal. Standard 60 mo lockout but only to prepay.

- **Floaters**: None
- **Inverse**: None
- **IO Bonds** – None
- **PO Bonds** – None
- **PAC Bonds** – None
- **TAC Bonds** – None
- **Z Bonds** – None
- **Collateral Assumptions:**
  - **Gross Coupon:** 5.00
  - **Net Coupon:** 4.75
  - **Cut-Off balance:** 280,898,877
  - **Original balance:** 280,898,877
  - **Wam:** 178
  - **Age 2**

- **Settlement** = 08/31

CMSI 04-5 Group 2 (15yr Jumbo A - 4.75/5.00) - Summary

Deal Summary Report *CMSI 04-5 Group 2 (15yr Jumbo A - 4.75/*

			Assumptions
Settlement	31-Aug-2004	Prepay	250 PSA
1st Pay Date	25-Sep-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

		Collateral			
Balance	WAC	WAM	Age	WAL	Dur
$280,898,877.00	5	178	2	4.82	4.02

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
2A4		1,932,935.00	4.75	09/04 - 06/19	7.38									01-Aug-04	FIX
9S2		15,000,000.00	4.75	09/04 - 10/12	3.49									01-Aug-04	FIX
2A2		2,396,411.00	4.75	10/12 - 06/19	10.65									01-Aug-04	FIX
AAA		255,670,654.00	4.75	09/04 - 06/19	4.77									01-Aug-04	FIX
SUBORD		5,898,876.99	4.75	09/04 - 06/19	7.38									01-Aug-04	FIX

00009

GPAB Mtge YTA

Bloomberg

CMSI 2004-5 9S2

4.75% LEGAL MTY [illegible]

5.000017802

ASSUMED	8/31/04: 19,816,279	next pay 9/25/04	monthly
collateral	8/25/04: 19,816,279	rcd date 8/31/04	24 Delay
-NO History-	factor 1.000000000	accrual 8/1/04- 8/31/04	

YIELD TABLE

	100	200	250	300	500	750	1000
PRICE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Yield	4.596	4.538	4.508	4.479	4.374	4.265	4.172
AvgLife	5.29	3.95	3.47	3.13	2.29	1.79	1.51
Mod Dur	4.42	3.43	3.08	2.80	2.11	1.67	1.42
DateWindow	9/04- 4/25/14	9/04- 12/25/11	9/04- 10/25/11	9/04- 10/25/11	9/04- 5/25/09	9/04- 1/25/08	9/04- 9/25/07
Spread	+103/AL	+139/AL	+150/AL	+158/AL	+177/AL	+187/AL	+191/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. PRICE/SIPP UNAVAILABLE

Treasury Curve
3mo 6mo 2yr 3 5 10 30
1.51 1.75 2.47 2.85 3.46 4.14 5.06

Format# 1-YT

3y 99-22 5y 100-6

CREDIT SUISSE | FIRST BOSTON

CMSI 04-5

Group 1
Pay rules

1. Pay to the NAS priority amount to the 10N1
2. Concurrently:
   a. 4.63973347222222% as follows:
      i. Pay to the 1S1 until retired.
      ii. Pay to the Combo1 until retired.
   b. 95.3602665277778% as follows:
      i. Pay to the 1S1 until retired.
      ii. Pay to the Combo1 until retired.
3. Pay to the 13N1 until retired.

COMBO1 Pay Rules:
1. Pay to the 1A24 until retired.
2. Pay to the 1S25 and the 13Z1, in that order, until retired.

13Z1 Accretion Waterfall:

1. Pay to the 1S25 until retired.
2. Pay to the 13Z1 until retired.

Notes

Pxing Speed = 275 PSA

NAS bonds = 10N1 Apply Shift to Prepays and Principal. Standard 60 mo lockout.
Nas % = 10N1 Bal / Total Non-PO balance
Shft % = Standard Nas Shift Schedule

Settlement = 08/31

CMSI04-5COMP3 - Summary

Deal Summary Report

CMSI04-5COMP3

			Assumptions
Settlement	31-Aug-2004	Prepay	275 PSA
1st Pay Date	25-Sep-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

		Collateral				
Balance	WAC	WAM	Age	WAL	Dur
$817,160,368.00	5.8	358	2	5.95	4.616

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
10N1		80,000,000.00	5.5	09/09 - 06/34	11.39									01-Aug-04	FIX
1S2		567,272,693.00	5.5	09/04 - 11/12	3.65									01-Aug-04	FIX
1S1		25,000,000.00	5.5	09/04 - 05/11	3.26									01-Aug-04	FIX
1A24		43,433,000.00	5.5	05/11 - 09/14	8.98									01-Aug-04	FIX
1S25		35,600,000.00	5.5	09/04 - 09/14	5.48									01-Aug-04	FIX
13Z1		48,694,307.00	5.5	09/14 - 06/34	14.51									01-Aug-04	FIX
1B1		17,160,367.99	5.5	09/04 - 06/34	10.58									01-Aug-04	FIX

00012

GRAB Mtge YTA

Screen Printed

CMSI 2004-5 1A21 5.5% LEGAL MTY

ECC0C4BT9 CMO:ACCRUAL BOND

5.000035812

ASSUMED collateral	8/31/04: 48,694,307	next pay 9/25/04 (monthly)
	8/25/04: 48,694,307	rcd date 8/31/04 (24 Delay)
NO History	factor 1.00000000000	accrual 8/ 1/04- 8/31/04

YIELD TABLE

PRICE	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
[illegible]	6.118	6.236	6.331	6.389	7.302	8.237	9.031
AvgLife	25.45	18.87	15.86	14.41	6.54	4.24	3.27
Mod Dur	19.60	16.18	14.18	13.18	6.26	4.05	3.13
Window	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Spread	+110/AL	+153/AL	+17?/AL	+189/AL	+359/AL	+500/AL	+60?/AL

NON-CALLABLE

Treasury Curve

1.49 1.75 2.47 2.86 3.46 4.18 5.07

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000
6583-142-2 23-Aug-04 19:10:05

CREDIT SUISSE | FIRST BOSTON

CMSI 04-5 Comp

Group 1
Pay rules

1. Pay to the NAS priority amount to the 10N1
2. Concurrently:
    a. 29.3508259722222 % as follows:
        i. Concurrently as follows:
            1. 90.9090911074384 %:
                a. Pay 1A18 Priority Amount to the 1A18 until retired
                b. Pay to the 1A19 until retired.
                c. Pay to the 1A18 until retired.
            2. 9.09090889256162 % Pay to the PREM2 until retired.
        ii. Pay to the LCF3 until retired.
    b. 70.6491740277778 % as follows:
        i. Concurrently as follows:
            1. 6.56728622248008 % pay to the AS1 until retired.
            2. 47.8974358065006 % pay to the AS2 until retired.
            3. 30.8601087620249 % pay to the AS3 until retired
            4. 5.89768631269266 % as follows:
                a. Pay to the 1A14 until retired.
                b. Pay to the 1A15, 1A16 and the 1A17, in that order, until retired.
            5. 8.77748289630177 % pay to the AS until retired.
3. Pay to the 10N1 until retired.

Notes

Pxing Speed = 275 PSA.

NAS bonds =

10N1 Apply Shift to All Principal (sched and prepays). Standard 60 mo lockout.

1A18 (Super Nas)
Nas % = Min((1A18 Bal + 8,004,781)/(1A18, 1A19 balances), 99%)
Shift% = Standard Shift
1A18 Priority Amount = Min(1A18 Balance, (All Prin Allocated to 1A18 and 1A19 *[STEP 2.a.i.1 above]*) X Nas% X Shift%)

Settlement = 08/31

CMSI04-5G1COMP - Summary

Deal Summary Report *CMSI04-5G1COMP*

Settlement	31-Aug-2004	Prepay	275 PSA
1st Pay Date	25-Sep-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral Balance	WAC	WAM	Age	WAL	Dur
$817,160,368.00	5.8	358	2	5.95	4.62

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
10N1		80,000,000.00	5.5	09/09 - 06/34	11.39									01-Aug-04	FIX
AS1		33,406,081.00	5.5	09/04 - 06/34	5.23									01-Aug-04	FIX
AS2		243,641,828.00	5.5	09/04 - 06/34	5.23									01-Aug-04	FIX
AS3		156,977,366.00	5.5	09/04 - 06/34	5.23									01-Aug-04	FIX
1A14		20,000,000.00	5.5	09/04 - 04/10	2.9									01-Aug-04	FIX
1A15		3,952,000.00	5.5	04/10 - 04/12	6.53									01-Aug-04	FIX
1A16		2,403,000.00	5.5	04/12 - 07/14	8.63									01-Aug-04	FIX
1A17		3,645,000.00	5.5	07/14 - 06/34	14.35									01-Aug-04	FIX
AS		44,648,778.00	5.5	09/04 - 06/34	5.23									01-Aug-04	FIX
PREM2		16,666,636.00	8	09/04 - 02/14	3.9									01-Aug-04	FIX
1A18		25,000,000.00	5.25	09/09 - 02/14	7.48									01-Aug-04	FIX
1A19		141,666,364.00	5.25	09/04 - 06/12	3.26									01-Aug-04	FIX
LCF3		27,992,947.00	5.5	02/14 - 06/34	13.96									01-Aug-04	FIX
SUBORD		17,160,367.88	5.5	09/04 - 06/34	10.58									01-Aug-04	FIX

00015

CMSI04-5G1COMP -- 1A15

CREDIT SUISSE FIRST BOSTON

Balance	$3,952,000.00	Delay	24	WAC	5.800000000	WAM	358
Coupon	5.500	Dated	08/01/2004	NET	5.5	WALA	2
Settle	08/31/2004	First Payment	09/25/2004				

Price	100 PSA	125 PSA	150 PSA	175 PSA	200 PSA	350 PSA	500 PSA	700 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-24.00	5.65	5.66	5.67	5.68	5.69	5.76	5.82	5.88	5.97
98-25.00	5.65	5.66	5.67	5.68	5.69	5.75	5.81	5.87	5.95
98-26.00	5.64	5.65	5.66	5.67	5.68	5.75	5.80	5.86	5.94
98-27.00	5.64	5.65	5.66	5.67	5.68	5.74	5.79	5.85	5.92
98-28.00	5.64	5.65	5.65	5.66	5.67	5.73	5.78	5.84	5.91
98-29.00	5.63	5.64	5.65	5.66	5.67	5.72	5.77	5.83	5.89
98-30.00	5.63	5.64	5.65	5.65	5.66	5.72	5.76	5.81	5.88
98-31.00	5.63	5.63	5.64	5.65	5.66	5.71	5.75	5.80	5.86
99-00.00	5.63	5.63	5.64	5.65	5.65	5.70	5.74	5.79	5.85
99-01.00	5.62	5.63	5.63	5.64	5.65	5.70	5.73	5.78	5.84
99-02.00	5.62	5.62	5.63	5.64	5.65	5.69	5.73	5.77	5.82
99-03.00	5.62	5.62	5.63	5.63	5.64	5.68	5.72	5.76	5.81
99-04.00	5.61	5.62	5.62	5.63	5.64	5.67	5.71	5.75	5.79
99-05.00	5.61	5.61	5.62	5.63	5.63	5.67	5.70	5.73	5.78
99-06.00	5.61	5.61	5.62	5.62	5.63	5.66	5.69	5.72	5.76
99-07.00	5.60	5.61	5.61	5.62	5.62	5.65	5.68	5.71	5.75
99-08.00	5.60	5.60	5.61	5.61	5.62	5.65	5.67	5.70	5.73
Spread @ Center Price	116	127	137	145	165	228	287	298	328
WAL	15.27	13.15	11.40	9.97	8.81	5.26	3.92	3.03	2.37
Mod Dur	10.04	9.09	8.23	7.45	6.78	4.44	3.43	2.71	2.16
Principal Window	Sep17 - May22	Sep15 - Feb20	Mar14 - Mar18	Dec12 - Jul16	Jan12 - Mar15	Mar09 - Sep10	Feb08 - Jan09	May07 - Dec07	Oct06 - Mar07

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.744	2.411	2.799	3.380	4.204	5.013

00016

CMSI04-5G1COMP -- 1A16

CREDIT SUISSE FIRST BOSTON

Balance	$2,403,000.C0	Delay	24	WAC	5.800000000	WAM	358
Coupon	5.500	Dated	08/01/2004	NET	5.5	WALA	2
Settle	08/31/2004	First Payment	09/25/2004				

Price	100 PSA	125 PSA	150 PSA	175 PSA	200 PSA	350 PSA	500 PSA	700 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-24.00	5.64	5.64	5.65	5.66	5.67	5.72	5.78	5.84	5.92
98-25.00	5.64	5.64	5.65	5.65	5.66	5.72	5.77	5.83	5.91
98-26.00	5.63	5.64	5.64	5.65	5.66	5.71	5.76	5.82	5.89
98-27.00	5.63	5.63	5.64	5.65	5.65	5.71	5.75	5.81	5.88
98-28.00	5.63	5.63	5.64	5.64	5.65	5.70	5.75	5.80	5.87
98-29.00	5.62	5.63	5.63	5.64	5.65	5.69	5.74	5.79	5.86
98-30.00	5.62	5.63	5.63	5.64	5.64	5.69	5.73	5.78	5.84
98-31.00	5.62	5.62	5.63	5.63	5.64	5.68	5.72	5.77	5.83
99-00.00	5.62	5.62	5.63	5.63	5.64	5.68	5.72	5.76	5.82
99-01.00	5.61	5.62	5.62	5.63	5.63	5.67	5.71	5.75	5.80
99-02.00	5.61	5.61	5.62	5.62	5.63	5.67	5.70	5.74	5.79
99-03.00	5.61	5.61	5.62	5.62	5.62	5.66	5.69	5.73	5.78
99-04.00	5.61	5.61	5.61	5.62	5.62	5.65	5.68	5.72	5.77
99-05.00	5.60	5.61	5.61	5.61	5.62	5.65	5.68	5.71	5.75
99-06.00	5.60	5.60	5.61	5.61	5.61	5.64	5.67	5.70	5.74
99-07.00	5.60	5.60	5.60	5.61	5.61	5.64	5.66	5.69	5.73
99-08.00	5.59	5.60	5.60	5.60	5.61	5.63	5.65	5.68	5.71
Spread @ Center Price	94	106	118	125	133	202	241	279	313
WAL	19.55	17.28	15.25	13.50	12.00	6.68	4.74	3.57	2.69
Mod Durn	11.65	10.84	10.04	9.26	8.54	5.44	4.06	3.16	2.44
Principal Window	May22 - Feb26	Feb20 - Dec23	Mar18 - Nov21	Jul16 - Dec19	Mar15 - May18	Sep10 - Feb12	Jan09 - Oct09	Dec07 - Jun08	Mar07 - Jun07

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.744	2.411	2.799	3.380	4.204	5.013

00017

CMSI04-5G1COMP – 1A17

CREDIT SUISSE FIRST BOSTON

Balance	$3,645,000.00	Delay	24	WAC	5.800000000	WAM	358
Coupon	5.500	Dated	08/01/2004	NET	5.5	WALA	2
Settle	08/31/2004	First Payment	09/25/2004				

Price	100 PSA	125 PSA	150 PSA	175 PSA	200 PSA	350 PSA	500 PSA	700 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-00.00	5.76	5.77	5.78	5.79	5.80	5.90	6.08	6.27	6.50
97-08.00	5.74	5.75	5.76	5.77	5.78	5.87	6.03	6.20	6.41
97-16.00	5.73	5.73	5.74	5.75	5.75	5.84	5.98	6.13	6.32
97-24.00	5.71	5.71	5.72	5.72	5.73	5.81	5.93	6.07	6.23
98-00.00	5.69	5.69	5.70	5.70	5.71	5.77	5.88	6.00	6.14
98-08.00	5.67	5.67	5.68	5.68	5.69	5.74	5.83	5.93	6.05
98-16.00	5.65	5.65	5.65	5.66	5.66	5.71	5.78	5.86	5.96
98-24.00	5.63	5.63	5.63	5.64	5.64	5.67	5.73	5.80	5.87
99-00.00	5.61	5.61	5.61	5.62	5.62	5.64	5.68	5.73	5.78
99-08.00	5.59	5.59	5.59	5.59	5.60	5.61	5.64	5.66	5.69
99-16.00	5.57	5.57	5.57	5.57	5.57	5.58	5.59	5.59	5.61
99-24.00	5.55	5.55	5.55	5.55	5.55	5.55	5.54	5.53	5.52
100-00.00	5.53	5.53	5.53	5.53	5.53	5.51	5.49	5.46	5.43
100-08.00	5.52	5.51	5.51	5.51	5.51	5.48	5.44	5.40	5.34
100-16.00	5.50	5.50	5.49	5.49	5.49	5.45	5.39	5.33	5.25
100-24.00	5.48	5.48	5.47	5.47	5.46	5.42	5.34	5.26	5.17
101-00.00	5.46	5.46	5.45	5.45	5.44	5.39	5.30	5.20	5.08
Spread @ Center Price	68	73	82	90	99	140	210	254	294
WAL	25.31	23.73	22.04	20.34	16.69	10.88	6.24	4.34	3.16
Mod Dum	13.25	12.83	12.33	11.79	11.22	7.80	5.13	3.76	2.82
Principal Window	Feb26 - Jun34	Dec23 - Jun34	Nov21 - Jun34	Dec19 - Jun34	May18 - Jun34	Feb12 - Jun34	Oct09 - Apr13	Jun08 - Aug09	Jun07 - Mar08

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.744	2.411	2.799	3.380	4.204	5.013

00018

CREDIT SUISSE | FIRST BOSTON

CMSI 04-5 Comp2

Group 1
Pay rules

1. Pay pro-rata to the NAS priority amount to the 1N1 and the 1A2 until retired.
2. Concurrently:
    a. 29.3508259722222% as follows:
        i. Concurrently as follows:
            1. 90.9090911074384%:
                a. Pay 1A18 Priority Amount to the 1A18 until retired
                b. Pay to the 1A19 until retired.
                c. Pay to the 1A18 until retired.
            2. 9.09090889256162% Pay to the PREM2 until retired.
        ii. Pay to the LCF3 until retired.
    b. 70.6491740277778 % as follows:
        i. Concurrently as follows:
            1. 6.56728622248008% pay to the 1S13 and the LCF1, in that order, until retired.
            2. 47.8974358065006% as follows:
                a. Pay pro-rata to the 7S2 and the 7S4 until retired.
                b. Pay to the LCF2 until retired.
            3. 30.8601087620249% as follows:
                a. Pay according to the aggregate PAC schedule as follows:
                    i. Pay to the PAC1 and to the 14L1 in that order until retired.
                b. Pay pro-rata to the 1A12, 1A13 and the 1A7 until retired.
                c. Concurrently as follows:
                    i. 8.33333740308894% pay to the 1A11 until retired.
                    ii. 91.6666625969111% as follows:
                        1. Pay to the 1A8 and the 1A9 in that order, until retired.
                        2. Concurrently as follows:
                            a. 18.0240837509161% to the 1A101 until retired.
                            b. 81.9759162490839% to the 1A10 until retired.
                d. Pay disregarding the aggregate PAC schedule as follows:
                    i. Pay to the PAC1 and to the 14L1 in that order until retired.
            4. 5.89768631269266% as follows:
                a. Pay to the 1A14 until retired.
                b. Pay to the 1A15, 1A16 and the 1A17 in that order until retired.
            5. 8.77748289630177% as follows:
                a. Concurrently as follows:
                    i. 83.3333351405568% to the 7S3 until retired.
                    ii. 16.6666648594432% to the 7S5 until retired.
                b. Pay to the LCF4 until retired.

3. Pay pro-rata to the 1N1 and the 1A2 untill retired.

Notes

- **Collateral** – 30 Yr Conf Alt-A
- **Pxing Speed = 275 PSA.**
- **Pac Bands= 150 – 350 PSA**
- **NAS bonds =**
  1N1 and 1A2 Apply Shift to All Principal (sched and prepays). Standard 60 mo lockout.
  Nas% = (1N1 + 1A2 balance) /Total Non-PO Balance
  Shift% = Standard Shift
  1A18 (Super Nas)
  Nas % = Min((1A18 Bal + 8,004,781)/(1A18, 1A19 balances), 99%)
  Shift% = Standard Shift
  1A18 Priority Amount = Min(1A18 Balance, (All Prin Allocated to 1A18 and 1A19 *[STEP 2.a.i.1 above]*) X Nas% X Shift%)
- **Floaters**:
  1A12 – 1ML + 1.5, 7 cap , 1.50 floor, 24 day delay, initial libor - 1.60%
- **Inverse:**
  1A13 – 12.16666666% - (1ML * -1.66666667) , 12.16666666% Cap, 3.0 Floor, 24 day delay,
  intial libor – 1.60%
- **IO Bonds** – None
- **PO Bonds** – None
- **PAC Bonds** – PAC1 and 14L1
- **TAC Bonds** – None
- **Z Bonds** – None
- **Collateral Assumptions:**
  - **Gross Coupon:** 5.80
  - **Net Coupon:** 5.5
  - **Cut-Off balance:** 817,160,368
  - **Original balance:** 817,160,368
  - **Wam:** 358
  - **Age 2**

- **Settlement** = 08/31

CMSI04-5G1COMP2 - Summary

Deal Summary Report *CMSI04-5G1COMP2*

			Assumptions
Settlement	31-Aug-2004	Prepay	275 PSA
1st Pay Date	25-Sep-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral

Balance	WAC	WAM	Age	WAL	Dur
$817,160,368.00	5.8	358	2	5.95	4.62

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1N1		72,000,000.00	5.5	09/09 - 06/34	11.39									01-Aug-04	FIX
1A2		8,000,000.00	5.5	09/09 - 06/34	11.39									01-Aug-04	FIX
1S13		25,000,000.00	5.5	09/04 - 05/11	3.26									01-Aug-04	FIX
LCF1		8,406,081.00	5.5	05/11 - 06/34	11.1									01-Aug-04	FIX
7S2		183,000,000.00	5.25	09/04 - 11/12	3.65									01-Aug-04	FIX
7S4		18,300,000.00	8	09/04 - 11/12	3.65									01-Aug-04	FIX
LCF2		42,341,828.00	5.5	11/12 - 06/34	12.74									01-Aug-04	FIX
PAC1		82,870,000.00	5.5	09/04 - 06/11	3.49									01-Aug-04	FIX
14L1		24,107,366.00	5.5	06/11 - 06/34	10.09									01-Aug-04	FIX
1A12		9,911,250.00	3.1	09/04 - 02/10	2.62									01-Aug-04	FLT
1A13		5,946,750.00	9.5	09/04 - 02/10	2.62									01-Aug-04	INV
1A7		17,761,000.00	5.5	09/04 - 02/10	2.62									01-Aug-04	FIX
1A11		1,365,084.00	0	02/10 - 06/34	12.24									01-Aug-04	FIX
1A8		6,868,000.00	6	02/10 - 04/15	8.17									01-Aug-04	FIX
1A9		2,106,000.00	6	04/15 - 01/17	11.48									01-Aug-04	FIX
1A101		1,089,000.00	6	01/17 - 06/34	17.15									01-Aug-04	FIX
1A10		4,952,916.00	6	01/17 - 06/34	17.15									01-Aug-04	FIX
1A14		20,000,000.00	5.5	09/04 - 04/10	2.9									01-Aug-04	FIX
1A15		3,952,000.00	5.5	04/10 - 04/12	6.53									01-Aug-04	FIX
1A16		2,403,000.00	5.5	04/12 - 07/14	8.63									01-Aug-04	FIX
1A17		3,645,000.00	5.5	07/14 - 06/34	4.35									01-Aug-04	FIX
7S3		30,740,834.00	5	09/04 - 11/12	3.65									01-Aug-04	FIX

00021

CMSI04-5G1COMP2 - Summary

Deal Summary Report *CMSI04-5G1COMP2*

			Assumptions
Settlement	31-Aug-2004	Prepay	275 PSA
1st Pay Date	25-Sep-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral

Balance	WAC	WAM	Age	WAL	Dur
$817,160,368.00	5.8	358	2	5.95	4.62

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
7S5		6,148,166.00	8	09/04 - 11/12	3.65									01-Aug-04	FIX
LCF4		7,759,778.00	5.5	11/12 - 06/34	12.74									01-Aug-04	FIX
PREM2		16,666,636.00	8	09/04 - 02/14	3.9									01-Aug-04	FIX
1A18		25,000,000.00	5.25	09/09 - 02/14	7.48									01-Aug-04	FIX
1A19		141,666,364.00	5.25	09/04 - 06/12	3.26									01-Aug-04	FIX
LCF3		27,992,947.00	5.5	02/14 - 06/34	13.86									01-Aug-04	FIX
SUBORD		17,160,367.99	5.5	09/04 - 06/34	10.58									01-Aug-04	FIX

	Treasury						Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.744	2.411	2.799	3.380	4.204	5.013	1.940	2.792	3.214	3.807	4.660	5.362

G65 Mtge YTA

Bloomberg CMO

66 <GO> BCC0G4RB1 CMO: CMSI 2004-5 14L1

5.5% LEGAL MTY N/A ADV:<PAGE>

[150 350 8/04] NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED	8/31/04: 24,107,366	next pay 9/25/04 (monthly)	30/360 Cashflows
collateral	8/25/04: 24,107,366	rcd date 8/31/04 (24 Delay)	created 8/10/04 / 1stProj 9/25/04
-NO History-	factor 1.000000000000	accrual 8/ 1/04- 8/31/04	ASSUMED collateral

8/31/04

YIELD TABLE

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
99-14	5.585	5.588	5.588	5.588	5.600	5.615	5.629
AvgLife	11.83	10.09	10.09	10.09	5.98	3.96	3.08
Mod Dur	8.39	7.38	7.38	7.38	4.95	3.47	2.76
DateWindow	11/13- 6/25/34	6/11- 6/26/34	6/11- 6/25/34	6/11- 6/25/34	6/09- 4/25/13	1/08- 4/25/09	5/07- 3/25/08
Spread	+121/AL	+130/AL	+130/AL	+130/AL	+197/AL	+246/AL	+274/AL

DEAL: ■ Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRU-SUP" UNAVAILABLE.

Treasury Curve - <override>						
3mo	6mo	-2-	-3-	-5-	<10>	<30>
1.49	1.75	2.47	2.86	3.46	4.28	5.08

Format# 1-YT

10y 99-23+ 30y 104-10+

00023

G65 Mtge YTA

Bloomberg CMO

66 <GO> **CMSI 2004-5 7S2** 5.25% LEGAL MTY N/A ADV!<PAGE>

BCC0G20I9 CMO: NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 49,572,833 8/25/04: 49,572,833 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/ 2/04 1stProj 9/25/04 ASSUMED collateral

8/31/01 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100-24	5.119	5.025	4.980	4.958	4.794	4.652	4.532
AvgLife	7.81	4.69	3.93	3.65	2.38	1.83	1.53
Mod Dur	5.88	3.93	3.38	3.18	2.16	1.69	1.43
DateWindow	9/04- 8/25/23	9/04- 2/25/16	9/04- 10/25/13	9/04- 11/25/12	9/04- 4/25/09	9/04- 12/25/07	9/04- 4/25/07
Spread I	+119/AL	+165/AL	+183/AL	+190/AL	+216/AL	+224/AL	+226/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - (override)

3mo	6mo	-2-	-3-	<5>	-10-	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT 3y 99-22 5y 100-6

G65 Mtge YTA

Bloomberg CMO

CMSI 2004-5 1S13 5.5% LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCCOFSPS4 CMO: NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 22,451,018 8/25/04: 22,451,018 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 7/27/04 1stProj 9/25/04 ASSUMED collateral

8/31/04 YIELD TABLE

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
102	5.117	4.892	4.789	4.741	4.379	4.066	3.802
AvgLife	6.82	4.12	3.49	3.26	2.17	1.69	1.43
Mod Dur	5.30	3.52	3.06	2.88	2.00	1.58	1.34
DateWindow	9/04- 6/25/20	9/04- 9/25/13	9/04- 12/25/11	9/04- 5/25/11	9/04- 8/25/08	9/04- 7/25/07	9/04- 1/25/07
Spread I	+135/AL	+169/AL	+178/AL	+180/AL	+182/AL	+172/AL	+159/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - <override>

3mo	6mo	-2-	-3-	<5>	-10-	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

3y 99-22 5y 100-6

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000
G582-142-2 23-Aug-04 18:05:38

GPnE Mtge **YTA**

Bloomberg

CMSI 2004-5 1N1

5.5% LEGAL MTY N/A

[illegible] (Go)

5.8001358 [illegible]

ASSUMED	8/31/04 [illegible]	next pay [illegible]	monthly
collateral	8/25/04 [illegible]	rcd date 8/31/04	(24 Delay)
-NO History-	factor 1.0000000000	accrual [illegible] 1/04- 8/31/04	

YIELD TABLE

Vary PRICE	[illegible] PSA	[illegible] PSA	[illegible] PSA	[illegible] PSA	[illegible] PSA	[illegible] PSA	[illegible] PSA
[illegible]	5.601	5.606	5.609	5.610	5.617	5.624	5.661
Avg Life	15.62	12.74	11.79	11.20	9.15	7.71	4.24
Mod Dur	9.75	8.58	8.16	7.90	6.88	6.05	3.68
Window	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Spread	+13[illegible]	+13[illegible]	+13[illegible]	+138	+1[illegible]	+1[illegible]	+[illegible]

NON-SHELF

Preliminary cashflows based upon dealer representations - PRE-SUP UNAVAILABLE

Treasury Curve - [illegible]

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.53	1.77	2.42	2.82	3.41	4.23	5.00

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000
6582-142-1 25-Aug-04 11:54:22

00026

G65 Mtge **YTA**

Bloomberg CMO

66 <GO> **CMSI 2004-5 7S3** 5% LEGAL MTY N/A ADV:<PAGE>

BCC0G20J7 CMO: NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 49,572,833 8/25/04: 49,572,833 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/ 2/04 1stProj 9/25/04 ASSUMED collateral

8/31/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
100-8	4.952	4.901	4.877	4.865	4.777	4.701	4.636
AvgLife	7.81	4.69	3.93	3.65	2.38	1.83	1.53
Mod Dur	5.93	3.95	3.40	3.19	2.17	1.69	1.43
DateWindow	9/04- 8/25/23	9/04- 2/25/16	9/04- 10/25/13	9/04- 11/25/12	9/04- 4/25/09	9/04- 12/25/07	9/04- 4/25/07
Spread 1	+103/AL	+153/AL	+173/AL	+180/AL	+214/AL	+229/AL	+237/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - <override>						
3mo	6mo	-2-	-3-	<5>	-10-	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT 3y 99-22 5y 100-6

G65 Mtge YTA

Bloomberg CMO

CMSI 2004-5 1A1B 5.25% LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCC0G6FJ2 CMO: NO Notes 88 <Go>

63 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 25,000,000 8/25/04: 25,000,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/17/04 1stProj 9/25/04 ASSUMED collateral

8/31/04

YIELD TABLE

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	5.262	5.253	5.249	5.247	5.214	5.181	5.153
AvgLife	10.89	8.41	7.74	7.48	4.44	3.19	2.58
Mod Dur	7.98	6.60	6.18	6.02	3.87	2.87	2.35
DateWindow	9/09- 10/25/20	9/09- 9/25/15	9/09- 7/25/14	9/09- 2/25/14	7/08- 8/25/09	7/07- 3/25/08	1/07- 6/25/07
Spread	+94/AL	+123/AL	+133/AL	+137/AL	+191/AL	+226/AL	+244/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - <override>						
3mo	6mo	-2-	-3-	-5-	<10>	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT 5y 100-5+ 10y 99-23

G65 Mtge YTA

Bloomberg CMO

66 <GO> CMSI 2004-5 1A16 BCC0G6FF0 CMO:

5.5% LEGAL MTY N/A

ADV:<PAGE> NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 2,403,000 8/25/04: 2,403,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/17/04 1stProj 9/25/04 ASSUMED collateral

8/31/04

YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	5.531	5.519	5.511	5.507	5.470	5.437	5.407
AvgLife	19.55	12.00	9.58	8.63	4.74	3.38	2.69
Mod Dur	11.69	8.56	7.26	6.70	4.07	3.00	2.44
DateWindow	5/22- 2/25/26	3/15- 9/25/18	1/13- 8/25/15	4/12- 7/25/14	1/09- 10/25/09	10/07- 3/25/08	3/07- 6/25/07
Spread I	+79/AL	+114/AL	+130/AL	+145/AL	+208/AL	+246/AL	+265/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - (override)

3mo	6mo	-2-	-3-	<5>	<10>	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT 5y 100-6 10y 99-24

G65 Mtge **YTA**

Bloomberg CMO

66 <GO> **CMSI 2004-5 1A7** 5.5% LEGAL MTY N/A ADJ<PAGE>

BCC0G4RC9 CMO: NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 33,619,000 8/25/04: 33,619,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/10/04 1stProj 9/25/04 ASSUMED collateral

8/31/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
100	5.528	5.490	5.436	5.401	5.246	5.130	5.029
AvgLife	17.17	6.75	3.50	2.62	1.28	0.93	0.75
Mod Dur	10.77	5.22	3.01	2.34	1.20	0.88	0.71
DateWindow	4/17- 12/25/26	9/04- 1/25/18	9/04- 8/25/13	9/04- 2/25/10	9/04- 9/25/06	9/04- 2/25/06	9/04- 11/25/05
Spread 1	+90/AL	+174/AL	+242/AL	+268/AL	+310/AL	+316/AL	+315/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRU-SUP" UNAVAILABLE.

Treasury Curve - <override>

3mo	6mo	<2>	<3>	-5-	-10-	-30-
1.49	1.75	2.46	2.86	3.46	4.28	5.07

Format# 1-YT 2y 100-17+ 3y 99-22

00030

G65 Mtge YTA

Bloomberg CMO

66 <GO> BCCOG6FG8 CMD:

CMSI 2004-5 1A17

5.5% LEGAL MTY N/A

ADV:<PAGE> NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 3,645,000 8/25/04: 3,645,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/17/04 1stProj 9/25/04 ASSUMED collateral

8/31/04

YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	5.535	5.529	5.526	5.523	5.489	5.456	5.428
AvgLife	25.31	18.69	15.69	14.35	6.24	4.08	3.16
Mod Dur	13.32	11.26	10.09	9.51	5.14	3.56	2.83
DateWindow	2/26- 6/25/34	5/18- 6/25/34	8/15- 6/25/34	7/14- 6/25/34	10/09- 4/25/13	3/08- 4/25/09	6/07- 3/25/08
Spread	+52/AL	+83/AL	+97/AL	+103/AL	+182/AL	+226/AL	+251/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - (override)

3mo	6mo	-2-	-3-	-5-	-10-	(30)
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT

10y 99-21 30y 104-12

00031

G65 Mtge **YTA**

Bloomberg

66 <GO> BCC0G6FE3 CMO:

CMSI 2004-5 1A15 5.5% LEGAL MTY N/A ADV:<PAGE>

NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 3,952,000 8/25/04: 3,952,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/17/04 1stProj 9/25/04 ASSUMED collateral

8/31/04

YIELD TABLE

Vary PRICE 1/2	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
100	5.525	5.507	5.497	5.492	5.452	5.417	5.387
AvgLife	15.27	8.81	7.13	6.53	3.92	2.88	2.37
Mod Dur	10.07	6.80	5.75	5.35	3.44	2.60	2.17
DateWindow	9/17- 5/25/22	1/12- 3/25/15	9/10- 1/25/13	4/10- 4/25/12	2/08- 1/25/09	4/07- 10/25/07	10/06- 3/25/07
Spread 1	+99/AL	+142/AL	+168/AL	+170/AL	+231/AL	+259/AL	+276/AL

DEAL: ■ Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve = <override>

3mo	6mo	-2-	-3-	<5>	<10>	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT 5y100-6 10y99-24

G65 Mtge YTA

Bloomberg CMO

CMSI 2004-5 1A10

66 <GO> BCC0G4RG0 CMO:

6% LEGAL MTY N/A

ADU:<PAGE>

NO Notes 88 <Go>

65 <GO>

5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 6,041,916 8/25/04: 6,041,916 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/10/04 1stProj 9/25/04 ASSUMED collateral

8/31/04

YIELD TABLE

DEAL: # Information is preliminary and subject to change.

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	6.044	6.041	6.038	6.035	5.898	5.829	5.773
AvgLife	28.08	23.06	19.35	17.15	2.60	1.83	1.47
Mod Dur	13.24	12.12	11.05	10.29	2.35	1.69	1.37
DateWindow	1/31- 6/25/34	9/23- 6/25/34	6/19- 6/25/34	1/17- 6/25/34	2/07- 5/25/07	3/06- 7/25/06	1/06- 3/25/06
Spread I	+97/AL	+113/AL	+131/AL	141/AL	+318/AL	+341/AL	+353/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - <override>

3mo	6mo	-2-	-3-	-5-	-10-	<30>
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT

10y 99-24 30y 104 12

G65 Mtge YTA

Bloomberg CMO

66 <GO> **CMSI 2004-5 1A9** 6% LEGAL MTY N/A ADV:<PAGE>

BCC0G4RF2 CMO: NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 2,106,000 8/25/04: 2,106,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/10/04 1stProj 9/25/04 ASSUMED collateral

8/31/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	6.043	6.037	6.030	6.024	5.885	5.815	5.758
AvgLife	25.89	18.22	13.90	11.48	2.41	1.73	1.40
Mod Dur	12.82	10.80	9.18	8.08	2.19	1.60	1.31
DateWindow	1/30- 1/25/31	1/22- 9/25/23	9/17- 5/25/19	4/15- 1/25/17	12/06- 2/25/07	4/06- 9/25/06	1/06- 1/25/06
Spread 1	+100/AL	+136/AL	+156/AL	+167/AL	+324/AL	+345/AL	+355/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - <override>

3mo	6mo	-2-	-3-	-5-	-10-	<30>
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT 10y 99-24 30y 101-12

G65 Mtge YTA

Bloomberg CMO

66 <GO> **CMSI 2004-5 1A8** 6% LEGAL MTY N/A ADV·<PAGE>
BCC0G4RE5 CMO: NO Notes 88 <Go>
65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	8/31/04: 6,868,000 8/25/04: 6,868,000 factor 1.000000000000	next pay 9/25/04 (monthly) rcd date 8/31/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/10/04 1stProj 9/25/04 ASSUMED collateral

8/31/04 **YIELD TABLE**

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
100	6.042	6.033	6.022	6.009	5.869	5.793	5.729
AvgLife	23.82	15.27	10.90	8.17	2.21	1.59	1.28
Mod Dur	12.36	9.73	7.77	6.25	2.02	1.47	1.20
DateWindow	12/26- 1/25/30	1/18- 1/25/22	8/13- 9/25/17	2/10- 4/25/15	9/06- 12/25/06	2/06- 4/25/06	11/05- 1/25/06
Spread I	+110/AL	+150/AL	+170/AL	+203/AL	+330/AL	+350/AL	+358/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - (override)

3mo	6mo	-2-	-3-	<5>	<10>	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 1-YT

5y 100-6 10y 99-24

CMSI 04-5 1A13 Mtge YTA DG65 Mtge **YTA**

100-00 Price is fictitious

Bloomberg CMO 66 <GO> CMSI 2004-5 1A13 9.5% LEGAL MTY N/A ADV:<PAGE>

BCC0G6F52 CMO:INVERSE FLOATER NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM (-1.666667xLIBOR01M)+1216.6667BP CAP:FLR=12.17:3.000

ASSUMED collateral -NO History-	8/31/04: 1,800,000 8/25/04: 1,800,000 factor 1.000000000000	next pay 9/25/04 (monthly) reset 9/25/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/17/04 1stProj 9/25/04 ASSUMED collateral 1st INDEX 1.6000

8/31/04 30/360 DSCNTNG **YIELD TABLE** Fxd Index= 1.6150

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	9.583	9.515	9.422	9.361	9.093	8.889	8.713
AvgLife	17.17	6.75	3.50	2.62	1.28	0.93	0.75
Sprd Dur	8.09	4.42	2.71	2.17	1.15	0.85	0.69
DATE Window	4/25/17-	9/25/04-	9/25/04-	9/25/04-	9/25/04-	9/25/04-	9/25/04-
VARY INDEX? N	12/25/26	1/25/18	8/25/13	2/25/10	9/25/06	2/25/06	11/25/05

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 18:13

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.49	1.75	2.47	2.86	3.46	4.28	5.07

Format# 3-1PY

00036

CMSI 04-5 1A12 Mtge YTA DG65 Mtge **YTA**

100-00 Price is fictitious

Bloomberg 66 <GO> CMSI 2004-5 1A12 3.1% LEGAL MTY N/A NDV:<PAGE>

BCC0G6F45 CMO:FLOATING RATE BOND NO Notes 88 <Go>

65 <GO> 5.800(358)2 WAC(WAM)AGE ASSUM (1xLIBOR01M)+150BP CAP:FLR= 7.000:1.500

ASSUMED collateral -NO History-	8/31/04: 3,000,000 8/25/04: 3,000,000 factor 1.000000000000	next pay 9/25/04 (monthly) reset 9/25/04 (24 Delay) accrual 8/ 1/04- 8/31/04	30/360 Cashflows created 8/17/04 1stProj 9/25/04 ASSUMED collateral 1st INDEX 1.6000

8/31/04 30/360 DSCNTNG **DISCOUNT MARGIN BP** Fxd Index= 1.6150

Vary PRICE 32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
100	148.4	146.3	143.4	141.4	132.8	126.4	120.8
AvgLife	17.17	6.75	3.50	2.62	1.28	0.93	0.75
Index Dur	0.09	0.08	0.07	0.07	0.07	0.07	0.07
DateWindow	4/25/17-	9/25/04-	9/25/04-	9/25/04-	9/25/04-	9/25/04-	9/25/04-
VARY INDEX?	12/25/26	1/25/18	8/25/13	2/25/10	9/25/06	2/25/06	11/25/05

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 4-1PD